UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-41918

Metros Development Co., Ltd.

(Exact name of registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

Tolerance Ginza Building 6F

3-9-7, Ginza, Chuo-ku

Tokyo 1040061, Japan

Telephone: +81 3-6457-9420

(Address of principal executive offices)

Yoshihiro Koshiba

Chief Executive Officer

Tolerance Ginza Building 6F

3-9-7, Ginza, Chuo-ku

Tokyo 1040061, Japan

Telephone: +81 3-6457-9420

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

None	-	-

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, no par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 49,000,000 Common Shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

EXPLANATORY NOTE

On February 23, 2024, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-274696) (“Form F-1 Registration Statement”) of Metros Development Co., Ltd., a joint-stock company (kabushiki kaisha) under Japanese law.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Metros Development Co., Ltd. for the fiscal year ended November 30, 2023; therefore, as required by Rule 15d-2, Metros Development Co., Ltd. is hereby filing the certified financial statements of Metros Development Co., Ltd. with the SEC under cover of the facing page of an annual report on Form 20-F.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Metros Development Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Metros Development Co., Ltd. and its subsidiaries (the “Company”) as of November 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended November 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2022.

Tokyo, Japan

March 29, 2024

F-2

METROS DEVELOPMENT CO., LTD.

CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2023	2022
ASSETS
Cash and cash equivalents	$31,109,882	$6,610,424
Restricted cash	1,488,120	1,579,534
Term deposits	2,930,630	1,534,336
Accounts receivable	169,067	946,342
Investments	2,818,152	1,686,705
Real estate inventories	186,692,599	196,951,361
Prepaid expenses	9,457,311	15,662,013
Property and equipment, net	11,039,774	10,002,143
Operating lease right-of-use assets	2,271,647	1,349,662
Other assets (including loan receivable of $276,207 and $602,674 from a related party as of November 30, 2023 and 2022, respectively)	8,399,765	7,022,878
TOTAL ASSETS	$256,376,947	$243,345,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts and other payables (including vendor payable of $26,537,663 and $25,841,648 to a related party as of November 30, 2023 and 2022, respectively)	$27,995,612	$27,145,398
Bank and other borrowings (including loan payable of $Nil and $3,589 to a related party as of November 30, 2023 and 2022, respectively)	86,829,213	101,091,296
Income tax payables	12,764,215	17,233,749
Operating lease liabilities	2,421,408	1,337,506
Other liabilities	5,690,623	5,835,529
TOTAL LIABILITIES	135,701,071	152,643,478

Shareholders’ Equity:
Common shares (196,000,000 shares authorized, 49,000,000 shares issued and outstanding as of November 30, 2023 and 2022, with no stated value)*	469,439	469,439
Additional paid-in capital	6,627	-
Retained earnings	148,021,183	110,912,987
Accumulated other comprehensive loss	(27,821,373)	(20,680,506)
TOTAL SHAREHOLDERS’ EQUITY	120,675,876	90,701,920
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$256,376,947	$243,345,398

*	Given effect of the Stock Split, see Note 8.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

METROS DEVELOPMENT CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended November 30,
	2023	2022	2021

Revenues	$477,599,829	$472,858,985	$309,378,119
Cost of revenues	(346,965,810)	(349,511,552)	(240,387,432)
Gross profit	130,634,019	123,347,433	68,990,687

Operating expenses
Selling, general and administrative expenses (including selling, general and administrative expenses resulting from transactions with a related party of $26,548,057, $25,235,001 and $16,680,567 for the years ended November 30, 2023, 2022 and 2021, respectively)	(66,742,382)	(61,707,664)	(41,479,195)
Total operating expenses	(66,742,382)	(61,707,664)	(41,479,195)

Income from operations	63,891,637	61,639,769	27,511,492

Other income (expenses)
Other income (including other income resulting from transactions with related parties of $21,712, $84,728 and $101,687 for the years ended November 30, 2023, 2022 and 2021, respectively)	834,153	497,186	596,801
Other expenses	(779,467)	(6,915)	(10,992)
Interest expenses	(2,488,434)	(2,232,328)	(1,374,628)
Income (loss) from equity method investments	1,566,533	(415,159)	(2,931,849)
Total other expenses	(867,215)	(2,157,216)	(3,720,668)
Income before income taxes	63,024,422	59,482,553	23,790,824
Income tax expense	(23,656,426)	(23,117,486)	(9,015,559)
Net income	$39,367,996	$36,365,067	$14,775,265

Net income per share - basic and diluted*	$0.80	$0.74	$0.30
Weighted average shares outstanding - basic and diluted*	49,000,000	49,000,000	49,000,000

Comprehensive income
Net income	$39,367,996	$36,365,067	$14,775,265
Other comprehensive loss
Foreign currency translation adjustment	(7,140,867)	(15,621,419)	(5,419,570)
Total comprehensive income	$32,227,129	$20,743,648	$9,355,695

*	Given effect of the Stock Split, see Note 8.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

METROS DEVELOPMENT CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED NOVEMBER 30, 2023, 2022 AND 2021

		Additional		Accumulated Other	Total
	Common	Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Capital	Earnings	Income (Loss)	Equity
Balance as of November 30, 2020	$469,439	$-	$61,528,893	$360,483	$62,358,815
Net income	-	-	14,775,265	-	14,775,265
Foreign currency translation adjustment	-	-	-	(5,419,570)	(5,419,570)
Balance as of November 30, 2021	469,439	-	76,304,158	(5,059,087)	71,714,510
Net income	-	-	36,365,067	-	36,365,067
Distribution of dividends	-	-	(1,756,238)	-	(1,756,238)
Foreign currency translation adjustment	-	-	-	(15,621,419)	(15,621,419)
Balance as of November 30, 2022	469,439	-	110,912,987	(20,680,506)	90,701,920
Net income	-	-	39,367,996	-	39,367,996
Issuance of stock acquisition rights for cash	-	6,627	-	-	6,627
Distribution of dividends	-	-	(2,259,800)	-	(2,259,800)
Foreign currency translation adjustment	-	-	-	(7,140,867)	(7,140,867)
Balance as of November 30, 2023	$469,439	$6,627	$148,021,183	$(27,821,373)	$120,675,876

The accompanying notes are an integral part of these consolidated financial statements.

F-5

METROS DEVELOPMENT CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended November 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$39,367,996	$36,365,067	$14,775,265
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	328,161	328,943	209,249
Fair value change of investments	(277,224)	(37,029)	(37,470)
Loss (gain) from equity method investments	(1,566,533)	415,159	2,931,849
Gain on disposal of property and equipment	(16,022)	(66,917)	(26,065)
Non-cash lease expense	719,681	660,724	672,809
Loss on modification of an operating lease contract	-	-	19
Deferred income tax	128,885	1,052,812	679,502
Changes in operating assets and liabilities:
Accounts receivable	764,472	(448,517)	(483,945)
Real estate inventories	(1,208,877)	(100,431,985)	(45,110,715)
Prepaid expenses	5,591,707	(9,937,664)	(4,694,160)
Other assets	(2,398,400)	(1,521,849)	(1,856,609)
Accounts and other payables	2,562,331	13,166,695	2,108,239
Income tax payables	(3,673,625)	15,234,276	1,254,577
Operating lease liabilities	(534,924)	(693,709)	(643,682)
Other liabilities	31,395	248,604	462,469
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	39,819,023	(45,665,390)	(29,758,668)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,078,255)	(5,930,453)	(465,726)
Proceeds from disposal of property and equipment	55,540	115,539	122,508
Loan provided to an employee	-	(274,121)	-
Loan provided to a related party	(8,098)	-	-
Loan repayments from employees	277,283	6,658	7,922
Loan repayments from related parties	306,882	8,928	10,496
Purchase of term deposits	(1,579,133)	(456,320)	(1,140,187)
Proceeds from maturity of term deposits	7,728	-	-
Purchase of investments	(1,703,384)	(560,213)	(1,865,561)
Proceeds from sales of investments	645,826	34,353	1,013,514
Distribution from silent partnerships	1,612,370	479,772	620,037
NET CASH USED IN INVESTING ACTIVITIES	(2,463,241)	(6,575,857)	(1,696,997)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of stock acquisition rights	6,627	-	-
Proceeds from bank loans and other borrowings	110,266,132	125,596,421	91,604,587
Borrowings from a related party	-	-	4,587
Repayments of bank loans and other borrowings	(119,161,249)	(80,810,000)	(64,787,048)
Repayment to a related party	(3,578)	-	-
Distribution of dividends	(2,259,800)	(1,756,238)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(11,151,868)	43,030,183	26,822,126

Effect of changes in foreign currency exchange rate	(1,795,870)	(2,982,104)	(1,931,343)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	24,408,044	(12,193,168)	(6,564,882)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE BEGINNING OF THE YEAR	8,189,958	20,383,126	26,948,008
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE END OF THE YEAR	$32,598,002	$8,189,958	$20,383,126

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$2,488,433	$2,232,328	$1,374,628
Cash paid for income taxes	$27,135,966	$6,833,584	$7,106,707

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payroll withheld as repayments of loan receivables from an employee	$-	$151,966	$-
Payroll withheld as repayments of loan receivables from a related party	$22,393	$42,458	$28,431
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$2,224,004	$45,097	$2,940,255
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	$446,097	$-	$-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$31,109,882	$6,610,424	$18,439,639
Restricted cash	1,488,120	1,579,534	1,943,487
Total cash, cash equivalents and restricted cash	$32,598,002	$8,189,958	$20,383,126

The accompanying notes are an integral part of these consolidated financial statements.

F-6

METROS DEVELOPMENT CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Metros Development Co., Ltd. (“Metros”) was incorporated in Japan on March 29, 2013. In February 2020, Metros completed an acquisition of 100% equity interest of Yuryo Shoji Co. (“Yuryo”), an entity incorporated in Japan in October 2015. The acquisition of Yuryo was accounted for as an asset acquisition. In June 2020, Yuryo ceased by dissolution and transferred all of its assets and liabilities to Metros. As of November 30, 2023, Metros had two wholly owned subsidiaries, Royal House Co., Ltd. (“Royal House”), which was incorporated in Japan in October 2015, and Metros Resort LLC (“Metros Resort”), previously known as Metros 1 LLC, which was incorporated in Japan in February 2020.

Metros and its subsidiaries included in the consolidated financial statements are collectively referred to herein as the “Company”, “we” and “us” unless specific reference is made to an entity. The Company is engaged in the business of real estate sales, where the Company identifies and purchases unutilized land and buildings from landowners and sells to developers for redevelopment, and purchases small adjacent individual lots in bulk and sells to developers as large lots for development on a larger scale, real estate leasing and brokerage. The Company’s operations are conducted in Japan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principals of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The consolidated balance sheets are presented in an unclassified format since the Company has substantial operations in the real estate industry and its operating cycle is greater than one year.

(b) Foreign Currency

The Company maintains its books and record in its local currency, Japanese YEN (“JPY” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the consolidated statements of operations and comprehensive income.

The reporting currency of the Company is the United States Dollars (“USD” or “$”), and the accompanying consolidated financial statements have been expressed in USD. In accordance with ASC Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not USD are translated into USD, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in shareholders’ equity.

Translation of amounts from local currency of the Company into $1 has been made at the following exchange rates:

	November 30,	November 30,	November 30,
	2023	2022	2021
Current JPY: $1 exchange rate	147.87	139.31	113.22
Average JPY: $1 exchange rate	139.75	129.69	109.00

F-7

(c) Use of Estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the impairment of long-lived assets, useful lives of property and equipment, valuation allowance of deferred tax assets, uncertain tax positions, purchase price allocation of acquired real estates, allowance for credit losses and implicit interest rate of operating leases. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations.

(e) Restricted Cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s bank loans. The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid.

(f) Term Deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months.

(g) Accounts Receivable

Accounts receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company’s accounts receivable balances are unsecured, bear no interest and are due upon normally within a year from the date of the sale.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable balances are written off after all collection efforts have ceased. No allowance for credit losses were reserved as of November 30, 2023 and 2022.

(h) Investments

Investments in funds that report net asset value (“NAV”) per share

We hold investments in Japanese pooled funds. These funds are generally readily redeemable at their net asset values. The fair value of investment funds is measured at their net asset values per share (or its equivalent) as a practical expedient.

F-8

Investments in privately held companies and organizations that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative, under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes recognized in other income (expenses).

Investments accounted for under equity method

We use the equity method to account for investments in silent partnerships, which is a structure similar to limited partnership, that we do not have a controlling financial interest but have the ability to influence the operating and financial policies of the investees. Under the equity method of accounting, we initially recognize our investments at cost and subsequently adjust the carrying amount of the investments for our share of earnings or losses reported by the investees, distributions received, and other-than-temporary impairments. Losses in excess of the carrying amount of our equity method investments, if any, are recognized when (i) we are unlikely to abandon the investee due to operating considerations, or (ii) it is anticipated that the investee’s return to profitability is imminent. Losses in excess of the carrying amount of our equity method investments are presented as a liability in the consolidated balance sheets.

(i) Real Estate Inventories

Real estate inventories represent mainly small adjacent individual lots, which consist of lands and/or lands with buildings attached, that will be grouped into larger lots for the purpose of selling to developers. Substantially all of our real estate inventories are in the process of combining into larger lots. Real estate inventories are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset.

The cost basis of the real estate inventories includes all direct acquisition costs including but not limited to the property purchase price, acquisition costs, dismantlement costs, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active redevelopment is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land, building and intangibles related to in-place leases, if any, based on their relative fair values.

(j) Prepaid Expenses

Prepaid expenses represent prepayments made to landowners and other suppliers for purchasing real estate inventories and other operational purpose.

(k) Property and Equipment, Net

Property and equipment, including real estate properties held for lease, are measured using the cost model and is stated at cost less accumulated depreciation. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the assets. Depreciation is calculated using the straight-line and declining methods over the estimated useful lives, as more details follow. Depreciation is included in cost of revenues and selling, general and administrative expenses and is allocated based on estimated usage for each class of asset.

Certain buildings were still under construction as of November 30, 2023 and 2022, and the costs of construction were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

	Depreciation Method	Useful Life
Buildings, including buildings held for lease	Straight-line method	23-47 years
Facilities attached to buildings	Straight-line method	3-15 years
Vehicles	Declining balance method	5-10 years
Tools, furniture and fixture	Declining balance method	3-15 years
Land	Not depreciated	-
Software*	Straight-line method	5 years

*	Represent software that is non-detachable to the hardware.

F-9

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(l) Corporate-owned Life Insurance Policies

The Company has purchased corporate-owned life insurance policies to insure the life of its Chief Executive Officer (“CEO”). Management considers these policies to be operating assets. These insurance policies are recorded at their cash surrender values, included in other assets in the consolidated balance sheets with change in cash surrender value during the period recorded in selling, general and administrative expenses.

(m) Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance leases or operating leases if we are the lessee, or sale-type, direct financing, or operating leases if we are the lessor. We use the following criteria to determine if a lease is a finance lease (as a lessee) or sales-type or direct financing lease (as a lessor):

(i)	ownership is transferred from lessor to lessee by the end of the lease term;
(ii)	an option to purchase is reasonably certain to be exercised;
(iii)	the lease term is for the major part of the underlying asset’s remaining economic life;
(iv)	the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or
(v)	the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If we meet any of the above criteria, we account for the lease as a finance, a sales-type, or a direct financing lease. If we do not meet any of the criteria, we account for the lease as an operating lease.

Lessee accounting

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

From time to time, we may enter into sublease agreements with third parties. Our subleases generally do not relieve us of our primary obligations under the corresponding head lease. As a result, we account for the head lease based on the original assessment at lease inception. We determine if the sublease arrangement is either a sales-type, direct financing, or operating lease at inception of the sublease. If the total remaining lease cost on the head lease for the term of the sublease is greater than the anticipated sublease income, the right-of-use asset is assessed for impairment. Our subleases are generally operating leases and we recognize sublease income on a straight-line basis over the sublease term.

F-10

Lessor accounting – operating leases

We account for the revenue from our lease contracts by utilizing the single component accounting policy. This policy requires us to account for, by class of underlying asset, the lease component and nonlease component(s) associated with each lease as a single component if two criteria are met:

(i)	the timing and pattern of transfer of the lease component and the nonlease component(s) are the same; and
(ii)	the lease component would be classified as an operating lease if it were accounted for separately.

Lease components consist primarily of fixed rental payments, which represent scheduled rental amounts due under our leases. Nonlease components consist primarily of tenant recoveries representing reimbursements of rental operating expenses, including recoveries for utilities, repairs and maintenance and common area expenses.

If the lease component is the predominant component, we account for all revenues under such lease as a single component in accordance with the lease accounting standard. Conversely, if the nonlease component is the predominant component, all revenues under such lease are accounted for in accordance with the revenue recognition accounting standard. Our operating leases qualify for the single component accounting, and the lease component in each of our leases is predominant. Therefore, we account for all revenues from our operating leases under the lease accounting standard and classify these revenues as rental income.

We commence recognition of rental income related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. Income from rentals related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. Amounts received currently but recognized as revenue in future periods are classified in other liabilities in our consolidated balance sheets.

(n) Impairment of Long-Lived Assets

Long-lived assets with finite lives, primarily real estate inventories, property and equipment, including real estate properties held for lease, and operating lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets during the years ended November 30, 2023, 2022 and 2021.

(o) Revenue Recognition

The Company recognizes revenue from sales of real estate, providing real estate brokerage service under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on the evaluation of whether (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

F-11

The Company has utilized the practical expedient in ASC Topic 606 and elected not to capitalize contract costs for contracts with customers with durations less than one year. The Company does not have significant remaining unfulfilled performance obligations or contract balances.

The Company recognizes revenue from rental services under ASC Topic 842, “Leases”.

The Company currently generates its revenue from the following main sources:

Real estate sales

Revenues from real estate sales are recognized when the parties are bound by the terms of a contract, consideration has been exchanged, title and other attributes of ownership have been conveyed to the buyer by means of a closing and the Company is not obligated to perform further significant development of the specific property sold, which is generally upon the delivery of the real estate, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation and we do not provide warranties for sold real estate.

Rental revenue

Rental income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purposes, rather than contracts with customers subject to ASC Topic 606. Also see Note 2(m).

Real estate brokerage revenue

We recognize commission-based brokerage revenue upon closing of a brokerage transaction. The transaction price is either fixed or calculated by taking the agreed upon commission rate and applying that to the real estate’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a real estate services transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided.

(p) Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were $6,787, $97,360 and $49,242 for the years ended November 30, 2023, 2022 and 2021, respectively, and have been included as part of selling, general and administrative expenses.

(q) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts receivable. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the year ended November 30, 2023, no customer represents more than 10% of the Company’s total revenues. For the year ended November 30, 2022, customer A accounts for 12% of the Company’s total revenues. For the year ended November 30, 2021, customer B accounts for 14% of the Company’s total revenues.

F-12

As of November 30, 2023, customer C and E represent 60% and 40% of the Company’s total outstanding accounts receivable, respectively. As of November 30, 2022, customer C and D account for 38% and 38% of the Company’s total accounts receivable, respectively.

As of November 30, 2023 and 2022, vendor A, a related party, represents 95% of the Company’s total outstanding accounts and other payables.

(r) Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment.

(s) Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income,” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in shareholders’ equity during a period from non-owner sources.

(t) Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Company.

(u) Stock Based Compensation

The Company accounts for stock based compensation awards in accordance with ASC Topic 718, “Compensation – Stock Compensation.” The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations and comprehensive income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company records forfeitures as they occur.

(v) Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

F-13

(w) Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of operations.

(x) Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or
●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of November 30, 2023 and 2022, the carrying values of cash and cash equivalents, accounts receivable and accounts and other payables approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. Debt that bears variable interest rates index to prime also approximates fair value as it reprices when market interest rates change.

(y) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

F-14

(z) Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements - Codification Amendment in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations. The amendments to the various topics should be applied prospectively, and the effective date will be determined for each individual disclosure based on the effective date of the SEC’s removal of the related disclosure. If the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K by June 30, 2027, then this ASU will not become effective. Early adoption is prohibited. The Company does not expect the amendments of this accounting standard update to have a material impact on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

NOTE 3 — INVESTMENTS

Investments consist of the following:

	November 30,	November 30,
	2023	2022
Investments in funds that report NAV per share	$2,596,740	$1,438,906
Investments in private entities or organizations that do not report NAV per share:
Entities or organizations without observable price changes	207,750	198,909
Investments in silent partnerships accounted for under the equity method	13,662	48,890
Total	$2,818,152	$1,686,705

Realized and unrealized gain or loss on investments, and dividend income from investments, which were included in other income (expenses), were as follows:

	For the Years Ended
	November 30,
	2023	2022	2021
Unrealized gain	$227,785	$37,726	$41,959
Realized gain (loss)	49,439	(697)	(4,489)
Dividend income	58,434	23,699	53,053

Income (loss) from equity method investments during the years ended November 30, 2023, 2022 and 2021 were $1,566,533, $(415,159) and $(2,931,849), respectively, including losses in excess of the carrying amount of equity method investments of $104,436, $824,949 and $1,972,637, respectively.

F-15

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	November 30,	November 30,
	2023	2022
Land	$3,382,782	$3,590,639
Buildings, including buildings held for lease	2,836,912	3,011,228
Facilities attached to buildings	1,376,354	1,406,457
Construction in process	3,366,306	1,594,738
Vehicles	601,791	680,935
Tools, furniture, and fixture	92,532	54,981
Software	246,067	254,296
Subtotal	11,902,744	10,593,274
Less: accumulated depreciation	862,970	591,131
Property and equipment, net	$11,039,774	$10,002,143

Substantially all of the buildings consist of buildings held for lease. Certain property and equipment, mainly land and buildings, in the carrying amount of $7,064,208 and $7,198,592 as of November 30, 2023 and 2022, respectively, were pledged to secure the Company’s loans, see Note 6.

Depreciation expense was $328,161, $328,943 and $209,249 for the years ended November 30, 2023, 2022 and 2021, respectively.

NOTE 5 — ACCOUNTS AND OTHER PAYABLES AND OTHER LIABILITIES

Accounts and other payables and other liabilities consist of the following:

	November 30,	November 30,
	2023	2022
Accounts and other payables
Vendor payables (including $26,537,663 and $25,841,648 to a related party as of November 30, 2023 and 2022, respectively)	$27,484,442	$26,781,451
Accrued expenses	511,170	363,947
Total accounts and other payables	$27,995,612	$27,145,398

Other liabilities
Deferred revenue	$61,235	$88,276
Accrued eviction costs payable to tenants	68,162	205,435
Rental deposits received from tenants	193,314	154,679
Losses in excess of the carrying amount of equity method investments	2,969,548	3,208,939
Deferred income tax liabilities	1,829,764	1,738,206
Others (a)	568,600	439,994
Total other liabilities	$5,690,623	$5,835,529

(a)	Others primarily consist of accrued consumption tax, tax and social insurance expenses withheld for employees and other miscellaneous liabilities.

F-16

NOTE 6 — BANK AND OTHER BORROWINGS

The Company’s bank and other borrowings consist of the following:

Indebtedness	Weighted average interest rate*	Weighted average years to maturity*	Balance as of November 30, 2023	Balance as of November 30, 2022
Loans from banks and other financial institutions
Secured loans
Fixed rate loans	1.73%	0.36	$56,425,827	$76,084,992
Variable rate loans	0.55%	1.85	22,978,472	19,306,355
Subtotal	2.28%	2.21	79,404,299	95,391,347
Unsecured loans
Fixed rate loans	0.05%	0.44	3,676,033	2,225,253
Variable rate loans	0.03%	0.21	1,909,427	2,035,460
Non-interest bearing loans	0.00%	-	-	3,589
Subtotal	0.08%	0.65	5,585,460	4,264,302

Corporate bonds
Secured bonds with fixed rate	0.58%	6.32	1,839,454	1,435,647

Total bank and other borrowings			$86,829,213	$101,091,296

*	Pertained to information for loans and corporate bonds outstanding as of November 30, 2023.

The Company borrowed loans from various financial institutions and issued bonds for the purpose of purchasing real estate properties, and for working capital purpose.

Interest expense for loans and corporate bonds was $2,488,433, $2,232,328 and $1,374,628 for the years ended November 30, 2023, 2022 and 2021, respectively.

The pledge information for the Company’s outstanding loans as of November 30, 2023 and 2022, consists of the following:

	November 30, 2023	November 30, 2022

Loans
Pledged by real estate inventories	$66,393,021	$74,364,023
Pledged by real estate inventories and restricted cash	5,870,021	12,370,110
Pledged by restricted cash (a)	1,487,793	338,526
Pledged by property and equipment	4,300,925	4,691,467

(a)	As of November 30, 2023 and 2022, these loans were secured by restricted cash of $1,488,120 and $1,579,534, respectively.

The guarantees of the Company’s outstanding loans and bonds as of November 30, 2023 and 2022, consist of the following:

	November 30, 2023	November 30, 2022

Loans
Guaranteed by CEO of the Company	$58,182,956	$78,048,069
Jointly guaranteed by parent company within the Company’s organizational structure and Yousuke Yaguchi, former CEO of Royal House	-	19,037

Corporate bonds
Guaranteed by the respective issuance bank and Nagoya Credit Guarantee Association	1,163,184	1,435,647
Guaranteed by the respective issuance bank and Aichi Credit Guarantee Association	676,270	-

F-17

During the years ended November 30, 2023, 2022 and 2021, the Company entered into amended loan agreements which had prepayment options with financial institutions for certain loans. The amended terms mainly included changes of maturity dates and installment amount. The Company analyzed the amendments under ASC Topic 470 and concluded that these amendments were not considered substantially different and were accounted for as debt modifications.

As of November 30, 2023, future minimum payments for loans and corporate bonds are as follows:

Years ending November 30,	Principal Repayment
2024	$66,926,565
2025	10,024,958
2026	928,270
2027	910,055
2028	973,990
Thereafter	7,065,375
Total	$86,829,213

NOTE 7 — OPERATING LEASES – AS A LESSEE

The Company has entered into operating leases for offices and sublease purposes, with terms ranging from two to five years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

During the years ended November 30, 2023, 2022 and 2021, four operating leases were guaranteed by the CEO of the Company.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term. The operating lease costs for the years ended November 30, 2023, 2022 and 2021 were $1,133,271, $696,871 and $723,215, respectively, which were included in selling, general and administrative expenses.

The following table presents supplemental information related to the Company’s operating leases:

	For the Years Ended
	November 30,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities	$739,017	$732,781	$693,087

Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$2,224,004	$45,097	$2,940,255

Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	$446,097	$-	$-

Weighted average remaining lease term (years)	2.63	2.89	3.65

Weighted average discount rate (per annum)	2.00%	2.00%	2.00%

F-18

As of November 30, 2023, the future maturity of lease liabilities is as follows:

Years ending November 30,	Lease Payment
2024	$921,310
2025	948,199
2026	437,379
2027	98,551
2028	82,126
Thereafter	-
Total undiscounted lease payments	2,487,565
Less: imputed interest	(66,157)
Total operating lease liabilities	$2,421,408

NOTE 8 — SHAREHOLDERS’ EQUITY

No common share was issued during the years ended November 30, 2023, 2022 and 2021.

Effective May 26, 2023, the Company approved to increase the number of authorized shares from 1,000,000 to 196,000,000.

Effective May 26, 2023, the Company approved a stock split of the Company’s issued and outstanding shares of common share, at a ratio of 1-for-1000 (the “Stock Split”). As of May 26, 2023 and immediately prior to the Stock Split, there were 49,000 shares of common share issued and outstanding. As a result of the Stock Split, the Company has 49,000,000 shares of common share issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

During the years ended November 30, 2023, 2022 and 2021, the Company declared and distributed cash dividends of JPY294 million (approximately $2.26 million), JPY200 million (approximately $1.76 million) and $Nil, respectively.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

Stock-based compensation

On October 26, 2022 (“Effective Date”), the Company entered into a Common Stock Purchase Warrant Agreement (the “Warrant Agreement I”) with HeartCore Enterprise, Inc. (“HeartCore”) pursuant to which it agreed to compensate HeartCore with common share purchase warrants (the “Warrants”) in exchange for professional services to be provided by HeartCore in connection with its initial public offering (the “IPO”). HeartCore may exercise the Warrants in 10 years upon the Company’s successful listing on the Nasdaq Capital Market, NYSE or NYSE American, or the occurrence of other fundamental events defined in the Warrant Agreement I to purchase 1% of the fully diluted shares of the Company’s common share as of the date of the IPO, for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant Agreement I. The Warrants were fully vested as of the Effective Date. The Warrant Agreement I was further amended on November 28, 2022, to modify the percentage of the fully diluted shares purchasable by HeartCore from 1% to 3%. On June 23, 2023, the Company and HeartCore entered into the 1st stock acquisition rights allotment agreement pursuant to which the Company allotted 735,000 stock acquisition rights to HeartCore in substitution for the Warrants originally issued on October 26, 2022. The Warrants were also terminated upon the issuance of the stock acquisition rights. The key terms remained unchanged, except for the stock acquisition right is exercisable during the period from July 1, 2023 to June 30, 2033 and under the condition that the IPO is completed.

F-19

On November 1, 2022, the Company entered into a Common Stock Purchase Warrant Agreement (the “Warrant Agreement II”) with Hirokazu Tsukahara, the Chief Financial Officer (the “CFO”) of the Company, pursuant to which it agreed to compensate the CFO with 980 common share purchase warrants, fully vested upon the completion of the IPO, in exchange for professional services provided and to be provided by the CFO. The CFO may exercise the common share purchase warrants in 10 years upon the Company’s successful listing on the Nasdaq Capital Market, NYSE or NYSE American, or the occurrence of other fundamental events defined in the Warrant Agreement II, for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant Agreement II. The warrants granted to CFO were terminated upon issuance of the stock acquisition rights on June 23, 2023, see below.

On June 23, 2023, the Company, the CFO and an employee of the Company entered into the 2nd stock acquisition rights allotment agreement pursuant to which the Company allotted 900,000 stock acquisition rights to the CFO and 80,000 stock acquisition rights to the employee in exchange for JPY1 ($0.01) as the consideration price per stock acquisition right, in substitution for the common share purchase warrants originally issued on November 1, 2022, which were terminated upon issuance of the stock acquisition rights. The key terms remained unchanged, except for (a) the per-share exercise price was changed from $0.01 to JPY241 ($1.73), and (b) the stock acquisition right is exercisable during the period from September 1, 2023 to June 23, 2033, and under the conditions that the IPO is completed and that the board of directors approves right holders have made sufficient contributions to the business. In June 2023, the Company received cash consideration of JPY980,000 ($6,627) for the issued 980,000 stock acquisition rights from the CFO and the employee, which was recorded as additional paid-in capital during the year ended November 30, 2023.

On June 23, 2023, the Company entered into the 3rd stock acquisition rights allotment agreement pursuant to which the Company allotted 6,100,000 stock acquisition rights to its director and employees for an exercise price per share of JPY241 ($1.73), among which 60,200 stock acquisition rights were allotted to the Company’s director and 100,300 stock acquisition rights were allotted to former directors. The stock acquisition rights are exercisable during the period from June 24, 2025 to June 23, 2033 and under the conditions that (a) the IPO is completed, (b) the audited consolidated revenues under U.S. GAAP for the year ended November 30, 2023 or after exceeding JPY85 billion (approximately $610.15 million) per fiscal year, and (c) the total exercise payment made by the right holders is not more than JPY12 million (approximately $86.14 thousand) per calendar year.

On June 23, 2023, the Company entered into the 4th stock acquisition rights allotment agreement pursuant to which the Company allotted 1,200,000 stock acquisition rights to its business partners for an exercise price per share of JPY241 ($1.73), among which 200,000 stock acquisition rights were allotted to Nagata Co., Ltd., a related party. The stock acquisition rights are exercisable during the period from September 1, 2023 to June 23, 2033 and under the conditions that the IPO is completed and that the audited consolidated revenues under U.S. GAAP for the year ended November 30, 2023 or after exceeding JPY85 billion (approximately $610.15 million) per fiscal year.

The Company did not recognize any stock-based compensation expense for the years ended November 30, 2023 and 2022 as the performance condition of exercisability upon a successful IPO is not considered probable until it occurs.

NOTE 9 - INCOME TAXES

The Company conducts its businesses in Japan and is subject to tax in this jurisdiction. During the years ended November 30, 2023, 2022 and 2021, all taxable income of the Company is generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 34.59% for the years ended November 30, 2023, 2022 and 2021.

F-20

For the years ended November 30, 2023, 2022 and 2021, the Company’s income tax expenses are as follows:

	For the Years Ended
	November 30,
	2023	2022	2021
Current	$23,527,541	$22,064,674	$8,336,057
Deferred	128,885	1,052,812	679,502
Total	$23,656,426	$23,117,486	$9,015,559

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income to the Japanese statutory tax rate for the years ended November 30, 2023, 2022 and 2021 is as follows:

	For the Years Ended
	November 30,
	2023	2022	2021
Japanese statutory tax rate	34.59%	34.59%	34.59%
Entertainment expenses not deductible	0.18%	0.14%	0.22%
Non-taxable dividend income	(0.03)%	(0.01)%	(0.08)%
Effect of additional income tax liabilities from tax examination (1)	3.56%	-	-
Other adjustments	(0.76)%	4.14%	3.17%
Effective tax rate	37.54%	38.86%	37.90%

(1)	During the year ended November 30, 2023, the Company underwent a tax examination conducted by the Japanese tax authorities for its income tax returns for the years ended November 30, 2018 through November 30, 2022. The liabilities on the income tax exposure were determined to be JPY314 million ($2.1 million) based on the outcome of the examination. Such liabilities were recognized and reported in the consolidated financial statements for the year ended November 30, 2023.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities on November 30, 2023 and 2022 are presented below:

	November 30,	November 30,
	2023	2022
Deferred income tax assets
Revenue and expense adjustments	$308,031	$102,498
Net operating losses	130,038	25,225
Lease liabilities	879,804	484,308
Others	92,290	42,064
Total deferred income tax assets	$1,410,163	$654,095

Deferred income tax liabilities
Revenue and expense adjustments	$(59,666)	$(72,006)
Fair value change on investment securities	(44,862)	(23,504)
Change in cash surrender value of life insurance policies	(2,169,419)	(1,812,951)
Right-of-use assets	(785,763)	(466,848)
Others	(109,844)	(16,992)
Total deferred income tax liabilities	$(3,169,554)	$(2,392,301)

Deferred income tax assets, net (included in other assets)	$70,373	$-
Deferred income tax liabilities, net (included in other liabilities)	$(1,829,764)	$(1,738,206)

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

F-21

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of November 30, 2023 and 2022. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of November 30, 2023 and 2022, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from November 30, 2023. Open tax years in Japan are five years. The Company’s income tax returns filed in Japan for the tax years prior to November 30, 2023 were examined by the relevant tax authorities.

NOTE 10 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

	For the Years Ended
	November 30,
	2023	2022	2021
Real estate sales	$476,294,249	$471,984,562	$308,156,934
Rental revenue	1,224,503	757,606	931,849
Real estate brokerage revenue	81,077	116,817	289,336
Total	$477,599,829	$472,858,985	$309,378,119

The Company’s revenues are presented net of consumption tax collected on behalf of governments. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling, general and administrative expenses when incurred.

Changes in the Company’s deferred revenue, which was included in other liabilities in the consolidated balance sheets, for the years ended November 30, 2023, 2022 and 2021 were presented in the following table:

	November 30,	November 30,	November 30,
	2023	2022	2021
Deferred revenue as of the beginning of the year	$88,276	$129,720	$140,488
Net cash received in advance during the year	1,475,446	518,912	249,422
Revenue recognized (consumption tax included) from opening balance of deferred revenue	(91,890)	(113,247)	(65,726)
Revenue recognized (consumption tax included) from deferred revenue arising during the year	(1,410,653)	(424,088)	(183,486)
Foreign exchange effect	56	(23,021)	(10,978)
Deferred revenue as of the end of the year	$61,235	$88,276	$129,720

As of November 30, 2023, 2022 and 2021, and for the years then ended, all of our long-lived assets and revenues generated were attributed to the Company’s operation in Japan.

F-22

NOTE 11 – RELATED PARTY TRANSACTIONS

The related parties had material transactions for the years ended November 30, 2023, 2022 and 2021 consist of the following:

Name of Related Party	Nature of Relationship at November 30, 2023
Nagata Co., Ltd.	A company significantly influenced by the Company
Sanae Kobayashi	Director of Royal House
Yoshihiro Koshiba	CEO of the Company
Metros Development Holdings Inc.	A company 100% controlled by the CEO of the Company (deregistered in November 2023)

As of November 30, 2023 and 2022, loan receivables due from a related party, which were included in other assets in the consolidated financial statements, are as follows:

		November 30,	November 30,
Loan receivables due from a related party		2023	2022
Sanae Kobayashi	Loan receivables	$276,207	$602,674

During the years ended November 30, 2023, 2022 and 2021, Sanae Kobayashi borrowed $Nil from the Company, and repaid $321,177, $51,386 and $38,927, of which $22,393, $42,458 and $28,431 was withheld from his payroll, respectively, to the Company. Interest income generated from this related party amounted to $4,189, $7,621 and $9,944 for the years ended November 30, 2023, 2022 and 2021, respectively.

During the year ended November 30, 2023, Metros Development Holdings Inc. repaid $8,098 borrowed from the Company.

Accounts and other payables to a related party as of November 30, 2023 and 2022 are as follows:

		November 30,	November 30,
Accounts and other payables to related party		2023	2022
Nagata Co., Ltd.	Consulting service provided by related party	$26,537,663	$25,841,648

Loan from a related party, which was included in bank and other borrowings in the consolidated financial statements, as of November 30, 2023 and 2022 is as follows:

		November 30,	November 30,
Loan from related party		2023	2022
Nagata Co., Ltd.	Loan payable	$-	$3,589

The Company borrowed JPY500,000 ($4,587) from Nagata Co., Ltd. during the year ended November 30, 2021 and repaid JPY500,000 ($3,578) during the year ended November 30, 2023.

F-23

Other income generated from related parties for the years ended November 30, 2023, 2022 and 2021 is as follows:

		For the Years Ended
		November 30,
Other income from related parties		2023	2022	2021
Nagata Co., Ltd.	Other income	$17,523	$77,107	$91,743
Sanae Kobayashi	Interest income	4,189	7,621	9,944

Selling, general and administrative expenses incurred with a related party for the years ended November 30, 2023, 2022 and 2021 are as follows:

		For the Years Ended
		November 30,
Expenses with related party		2023	2022	2021
Nagata Co., Ltd.	Consulting fee	$26,548,057	$25,235,001	$16,680,567

Nagata Co., Ltd. was engaged by the Company for consulting services, such as providing real estate industrial operating strategies, in exchange for commission-based compensation.

Also see Note 5, 6, 7 and 8 for more transactions with related parties.

NOTE 12 – COMMITMENT AND CONTINGENCIES

Purchase commitments

As of November 30, 2023 and 2022, the amount of contractual commitments for the acquisition of real estate properties was $527,812,592 and $319,010,599, respectively.

Guarantees

As of November 30, 2023 and 2022, the Company provided guarantees on the debt of a customer totaling approximately $8.45 million and $6.75 million, respectively. As of November 30, 2023 and 2022, the Company did not record a liability in the consolidated balance sheets for these guarantees because it was not probable that the Company would be required to make payments under these guarantees.

Contingencies

The Company is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial statements.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 29, 2024, which is the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

During the subsequent period, the Company entered into various loans, in a total principal amount of JPY8,281 million (approximately $56.00 million), with banks and financial institutions for working capital purpose and for the purpose of purchasing real estate properties.

In January 2024, a tenant committed suicide in a building held by the Company for lease purpose, which together with the related land and facilities attached recorded as property and equipment in the consolidated balance sheets with a carrying value of $6.27 million and $6.80 million as of November 30, 2023 and 2022, respectively. The management estimates there would be a significant impairment of the carrying value of such properties resulted from the incident. In addition, the properties were pledged for a loan that the Company borrowed from a financial institution. In March 2024, at the lender’s request, the Company early repaid the outstanding loan balance of $4.00 million. As of the date of this report, the Company was unable to reasonably estimate the amount of possible impairment of the properties.

In February 2024, the Company declared cash dividends of JPY294 million (approximately $1.99 million), which were distributed in March 2024.

F-24

EXHIBIT INDEX

Exhibit	Description
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metros Development Co., Ltd.

March 29, 2024	By:	/s/ Yoshihiro Koshiba
	Name:	Yoshihiro Koshiba
	Title:	Chief Executive Officer